Exhibit 99-50

Formation Capital Corporation

Suite 720 - 789  West Pender Street

Vancouver, B.C. Canada V6C 1H2

Tel: 604.682.6229 Fx: 604.682-6205

 Website:  www.formcap.com

Sunshine Silver Refinery Commences Start-Up

Vancouver, B.C., March 04, 2004, Formation Capital Corporation (FCO-TSX) (the Company) wishes to provide an update on its wholly owned subsidiary, Formation Chemicals, Inc. which is in the process of re-starting the silver refining section of the Big Creek Hydrometallurgical Complex located near Kellogg, Idaho (the Sunshine Silvery Refinery).  On March 1, 2004 the Company completed the pre-start-up phase of the operation and has commenced the start-up phase.  Start-up is expected to take approximately three months and therefore it is anticipated that the Sunshine Silver Refinery will be operational in early June.  The Company intends to custom refine high-grade silver materials such as dore, to bullion and if applicable, other value added silver products.  The Sunshine Silver Refinery has a current annual capacity of 10 million ounces of silver and 50,000 ounces of gold.  The Company is continuing to talk with potential customers with the goal of filling the Refinery to capacity.

In addition, Mr. Michael Irish, M.S. Met. Eng, P.Eng., has joined Formation Chemicals’ team as Manager of Metallurgy.  Mr. Irish graduated in 1981 from the University of Idaho with a Bachelor of Science in Metallurgical Engineering and received his Masters in Metallurgical Engineering in 1983.  He is also a licensed Professional in Environmental Engineering.  He has over 20 years of metallurgical engineering experience and has held various positions including Senior Metallurgical Engineer, Metallurgical Superintendent and Chief Metallurgist with a number of companies including Anglo Gold NA.  Mr. Irish was instrumental in the design, engineering, construction and start up of the Big Creek Hydrometallurgical Complex and Sunshine Silver Refinery in the mid-eighties.

In addition, the Company announces that Aran Asset Management and Clubb Capital Ltd have, over the last several months, converted their debentures to 3,440,000 common shares of the Company with all final paperwork received.  The debentures were two 7.5% secured, convertible (at $0.25 per share) redeemable debentures of $400,000 each and a related fee of $60,000.  With the conversion of these debentures, the Company will be debt free and have approximately 116.9 million shares issued and outstanding.

Management is encouraged by the developments at Formation Chemicals, Inc. and continues to be dedicated to the principles of environmentally sound mining and refining practices.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

720 - 789 West Pender Street, Vancouver, BC,  V6C 1H2

Head Office: 604-682-6229

Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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